                                                               Exhibit (a)(7)
                                                               --------------

                                                               November 18, 1996

To Holders of Our Class A Common Stock:

     As you may be aware, we are offering to purchase up to 800,000 shares of our Class A Common Stock, par value $1.00 per share (the "Shares"), from our shareholders at a price not greater than $50.00 nor less than $43.50 per Share (the "Offer"). We are conducting the Offer through a procedure commonly referred to as a "Dutch Auction." This procedure allows you to select the price within the stated price range at which you are willing to sell your Shares to the Company. Based upon the number of Shares tendered and the prices specified by tendering shareholders, we will determine the lowest per Share price (the "Purchase Price") within that price range that will allow us to buy all 800,000 Shares, or such lesser number of Shares as are validly tendered at or below the Purchase Price. We expressly reserve the right, in our sole discretion, to purchase up to an additional 2% of the outstanding Shares pursuant to the Offer without the need to extend the Offer. If more than 800,000 Shares are tendered at or below the Purchase Price, only a pro rata portion will be purchased. Payment to selling shareholders will be made in cash without deduction for any commissions, fees or, except in certain circumstances described in the Offer to Purchase, transfer taxes. All shares which are tendered and not purchased will be promptly returned to the tendering shareholder.

     The Offer is explained in detail in the enclosed Offer to Purchase and related Letter of Transmittal. If you want to tender your Shares, the instructions for tendering are also set forth in detail in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the Offer.

     Our Class B Common Stock, par value $1.00 per share (the "Class B Shares"), is not subject to the Offer; however, the Class B Shares may be converted into Class A Shares on a one-for-one basis and then tendered into the Offer. Before deciding to convert your Class B Shares into Class A Shares, please carefully read "How To Tender Shares -- Class B Shares" in the Offer to Purchase.

     THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE "CERTAIN CONDITIONS OF THE OFFER."

     NEITHER WE NOR OUR BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER OR NOT TO TENDER SHARES. YOU MUST MAKE YOUR OWN DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND AT WHAT PRICE OR PRICES. WE HAVE BEEN INFORMED BY SUCH PERSONS THAT NONE OF OUR DIRECTORS, EXECUTIVE OFFICERS, OR FAMILY SHAREHOLDERS (AS DEFINED IN THE OFFER TO PURCHASE) INTENDS TO TENDER ANY SHARES PURSUANT TO THE OFFER.

     Please note that the Offer will expire at 12:00 midnight, New York City time, on Monday, December 16, 1996, unless it is extended. Should you have questions regarding this Offer, please call MacKenzie Partners, Inc., the Information Agent, at (212) 929-5500 or (800) 322-2885.

                                            Sincerely,

                                            /s/ Alfred M. Rankin, Jr.